(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	Commission File Number 0-22350
☐ Form N-SAR
☐ Form N-CSR

NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Mercury Interactive Corporation

Full Name of Registrant

Former Name if Applicable

379 North Whisman Road

Address of Principal Executive Office (Street and number)

Mountain View, California 94043-3969

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Mercury Interactive Corporation (“Mercury” or the “Company”) did not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by the required filing date and does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as soon as practicable.

Consistent with previous announcements, the Company continues to expect to complete its restated financial statements and file its 2004 Annual Report on Form 10-K/A and its first quarter 2005 Quarterly Report on Form 10-Q/A in the second quarter of 2006, and to file all other required SEC filings in a timely fashion thereafter.

As previously announced, the Company is in the process of restating certain of its historical financial statements in connection with work done by the Company’s Special Committee of the Board of Directors. The completion of the Company’s financial restatements involves a significant volume of work in order to ensure the amended financial statements meet all GAAP requirements. This work has required detailed scrutiny and analysis of accounting and tax issues relating to option grants dating back to 1993. In addition, the Company, in cooperation with the Special Committee, is implementing extensive supplemental procedures designed to test and revalidate the Company’s internal controls, as well as designing and implementing remedial measures and an enhanced compliance program.

The Company believes that it has made substantial progress in the completion of its restatement efforts and is working closely with its independent advisors in completing this process. However, as the restatement has not yet been concluded, the Company will delay the filing of its Form 10-Q for the quarter ended March 31, 2006.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties related to the completion of the restatement of Mercury’s financial statements, the filing of delinquent reports on Forms 10-Q and 10-K and the finalization of Mercury’s results for the first quarter of fiscal year 2006. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Mercury’s actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, Mercury, and reported results should not be considered as an indication of future performance. Potential risks and uncertainties include, among other things: (1) the timing of completion of the Company’s review, restatement and filing of its amended historical financial statements to be included in the Amended Form 10-K for fiscal year 2004 and the Amended Form 10-Q for the first quarter of fiscal year 2005, and becoming current in the Company’s other required SEC periodic reporting obligations; (2) costs incurred by Mercury in connection with the Special Committee and Special Litigation Committee investigations and the SEC investigation; (3) the nature and scope of the ongoing SEC investigation; (4) the effect of any third party litigation arising out of the Special Committee investigation; (5) the impact of the expensing of stock options and stock purchases under Mercury’s employee stock purchase program pursuant to Financial Accounting Standards Board’s Statement 123R including, without limitation, the impact of the restatement; (6) the timing of the relisting of the Company’s securities on a national securities market or exchange, including the risk that the Company will not achieve relisting on a national securities market or exchange; and (7) the additional risks and important factors described in Mercury’s SEC reports, including the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. All of the information in this Form 12b-25 is made as of May 11, 2006, and Mercury undertakes no duty to update this information.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Murphy (Name)	650 (Area Code)	603-5200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed quarterly reports on Form 10-Q for the quarters ended June 30, 2005 or September 30, 2005 or its annual report on Form 10-K for the year ended December 31, 2005. In addition, the Company is in the process of restating certain of its financial information which would require the filing of a Form 10-K/A for the year ended December 31, 2004 and a Form 10-Q/A for the quarter ended March 31, 2005. The Company has not yet filed the Form 10-K/A for the year ended December 31, 2004 or the Form 10-Q/A for the quarter ended March 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s restatement of its financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time.

Mercury Interactive Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ David J. Murphy
	Name:	David J. Murphy
	Title:	Chief Financial Officer

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